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Attention: Mara L. Ransom, Assistant Director	Madrid	Washington, D.C.

Re:                             Wayfair Inc.

Amendment No. 1 to Registration Statement on Form S-1
Submitted August 15, 2014

File No. 333-198171

Ladies and Gentlemen:

On behalf of Wayfair Inc. (the “Company”), we submit this letter in connection with the filing of Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment”) by the Company, which reflects the Company’s response to the comment letter received by the Company on August 22, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Registration Statement on Form S-1 filed by the Company on August 15, 2014 (the “Registration Statement”). For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of the Amendment, five of which have been marked to show changes from the Registration Statement, as well as a copy of this letter.

For ease of review, we have set forth below your comment in bold type followed by the Company’s response thereto.

Capitalization, page 47

1.                                      We note your disclosure on page 10 that you expect to distribute $24.3 million of the net proceeds from the offering to existing Series A preferred stockholders. Please tell us your basis for omitting a portion of the $24.3 million from the pro forma information in the capitalization table. In addition, we note that you expect to distribute a portion of the offering proceeds to satisfy minimum statutory tax withholding and remittance obligations related to the settlement of outstanding restricted stock units upon completion of the offering. Please tell us why this obligation will be funded using offering proceeds and why the expected distribution is not

United States Securities and Exchange Commission

September 19, 2014

reflected in the pro forma information in the capitalization table. Please note that this comment also applies to the pro forma information presented on the face of the consolidated balance sheets on page F-3 and pro forma loss per share in Note 15.

Response:  The Company acknowledges the Staff’s comment and has revised pages 10, 46 and 116 of the Amendment to provide that the Company expects to distribute $20.9 million of the net proceeds from the offering to existing Series A preferred stockholders. The Registration Statement previously provided in certain pages that the Company expected to distribute $24.3 million because the dividend calculation was as of September 30, 2014 in those pages. The revised dividend calculation is as of June 30, 2014 throughout the Amendment to be consistent with the Company’s most recent interim financial statements and pro forma balance sheet as of June 30, 2014, included in the Amendment.

In response to the Staff’s comment on the minimum statutory tax withholding and remittance obligations related to the settlement of the outstanding restricted stock units upon the completion of the offering, the Company has revised pages 10, 13, 32, 39, 46, 48, 71, F-3, F-25, F-32 of the Amendment.  Because a portion of our restricted stock units will vest as a result of the completion of this offering and because the Company plans to withhold shares to satisfy the related minimum statutory tax withholding and remittance obligations, it will use the net proceeds from the offering to fulfill these obligations.  Accordingly, the Company has reflected the impact of the dividend payments and the minimum statutory tax withholding and remittance obligations in the pro forma presentation of the capitalization table and has reflected the impact of the estimated net proceeds from the offering in the pro forma as adjusted column as of June 30, 2014.  The pro forma presentation in the consolidated balance sheets on page F-3 of the Amendment is consistent with the pro forma presentation in the capitalization disclosure.  The pro forma loss per share in Note 15 was adjusted in the Amendment to reflect the issuance of net shares after withholding for the minimum statutory tax obligations.

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We hope the foregoing answers are responsive to your comments.  Please do not hesitate to contact me by telephone at (781) 434-6612 or by fax at (781) 434-6601 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Susan L. Mazur

Susan L. Mazur
of LATHAM & WATKINS LLP

United States Securities and Exchange Commission

September 19, 2014

Enclosure

cc:	Niraj Shah, Wayfair LLC
Michael Fleisher, Wayfair LLC
Julie H. Jones, Ropes & Gray LLP
Thomas Holden, Ropes & Gray LLP
John H. Chory, Latham & Watkins LLP
Emily E. Taylor, Latham & Watkins LLP